Exhibit 99.1

EUDA Health Signs Important Tri-Party Memorandum of Understanding with GO POSB Organoids and Shenzhen Inno to Significantly Advance Next-Generation iPSC and NK-TCR Cell Therapies

SINGAPORE, July 28, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) a Singapore-based distributor of third-party provided wellness and non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia and China, today announced that it has signed a Memorandum of Understanding (“MOU”) with GO POSB Organoids Pte Ltd (“GO POSB”) and Shenzhen Innovation Immunotechnology Co., Ltd. (“SIIT”) to establish a tri-party collaboration with next-generation therapies derived from induced pluripotent stem cells (“iPSC”).

●	The MOU details the parties intentions to collaborate on the development, manufacturing and commercialization of a first of its kind next generation of off-the-shelf oncology cell therapies for cancer treatment applications and wellness

Alfred Lim, Chief Executive officer of EUDA commented: “This collaborative agreement represents a significant milestone for our company. The agreement aligns with our strategy to strengthen commercialization and distribution capabilities in innovative, science-backed wellness and non-invasive healthcare products and services. We anticipate the market will be robust for our next generation therapies as we demonstrate the effectiveness of our top of the line suite of product offerings. Our products represent a dramatic improvement over the current products available today. We intend to reach our goal of increasing value for shareholders as we successfully launch this product in the market”.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based distributor of third-party provided wellness and non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia and China. The Company aims to become a market leading distributor of non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By facilitating access to innovative, accessible, and science-backed third-party wellness and non-invasive healthcare products and services, EUDA is positioned to help with the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

Certain statements in this press release that are not historical facts constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The factors may include, but not be limited to, factors related to the Company’s anticipated growth strategies, future business development, ability to launch new products, enter into distribution agreements or strategic alliances with third parties, expand to other related industries or markets, and other information contained in the Company’s annual reports on Form 20-F, and detailed from time to time in the filings and future filings with the United States Securities and Exchange Commission. The views expressed are those of management and are based on currently available information. Estimates and projections contained herein have been prepared by management and involve significant elements of subjective judgment and analysis and are based on certain assumptions. No representation nor warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied upon, as a promise or representation, whether as to the past or the future. You are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

This press release is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Christensen Advisory

Christian Arnell

Phone: +852 2117 0861

Email: christian.arnell@christensencomms.com